

Mail Stop 3030

May 24, 2017

Via E-mail
Kateryna Malenko
Chief Executive Officer
Artin Consulting Inc.
1000 North Nellis Blvd, Ste 241
Las Vegas, NV 89110

> **Re:** **Artin Consulting Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 8, 2017**
> **File No. 333-216026**

Dear Ms. Malenko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2017 letter.

The shares eligible for future sale…, page 14

1.   We note your response to prior comment 3. Please revise to refer to the holding period set forth in Rule 144(i)(2), rather than one year from acquisition, or advise.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

2.   We note your response to prior comment 4; however, a contractual agreement between parties cannot revise your disclosure obligations under the federal securities laws. Please disclose the name and principal business of any corporation or other organization in which Ms. Malenko carried on her principal occupation during the past five years. See Item 401(e) of Regulation S-K.

Item 15 - Recent Sales of Unregistered Securities, page II-3

3.   We note your response to prior comment 6. Please reconcile your disclosure here and on page 15 that 0975456 BC Ltd is a non-U.S. Person with your disclosure on page 29 that the entity is a Nevada corporation; see Regulation S Rule 902(k)(1)(ii). Also, address that portion of prior comment 6 seeking disclosure regarding how you complied with Regulation D Rule 502(b)(2) regarding information that you are required to furnish purchasers in connection with your issuance of securities without registration in reliance on Regulation D; see Regulation S-K Item 701(d).

        You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

                                Sincerely,

                                /s/ Russell Mancuso

                                Russell Mancuso
                                Branch Chief
                                Office of Electronics and Machinery